DESCRIPTION OF CAPITAL STOCK OF

RESOURCES CONNECTION, INC.

This following is a summary of the rights of our capital stock, certain provisions of our amended and restated certificate of incorporation (our “certificate of incorporation”), our third amended and restated bylaws (our “bylaws”), and certain provisions of applicable law. The following description is only a summary and is qualified by reference to our certificate of incorporation and our bylaws. Our certificate of incorporation is filed as Exhibit 10.21 to our Quarterly Report on Form 10-Q for the quarter ended November 30, 2014 filed with the Securities and Exchange Commission (the “SEC”) on January 6, 2005. Our bylaws are filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on August 31, 2015.

Authorized Capitalization

Our authorized capital stock consists of:

•	70,000,000 shares of common stock, $0.01 par value per share; and
•	5,000,000 shares of preferred stock, $0.01 par value per share.

As of July 8,  2020,  63,909,851 shares of our common stock were issued, 32,144,373 shares of our common stock were outstanding, and no shares of preferred stock were issued and outstanding.

Common Stock

Under our certificate of incorporation, the holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. After payment of any dividends due and owing to the holders of preferred stock, holders of common stock are entitled to receive dividends declared by the board of directors out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Under our certificate of incorporation, the board of directors has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock. The board of directors may issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company. However, is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that class or series of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws contain certain provisions that may make it more difficult to acquire control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors.  We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Set forth below is a summary of the relevant provisions of our certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware (the “DGCL”). For additional information we refer you to the provisions of our certificate of incorporation, our bylaws and those sections of the DGCL.

Delaware Anti-Takeover Statute

We are governed by the provisions of Section 203 of the DGCL.  Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•

on or subsequent to such time the stockholder became interested, the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

Section 203 could delay, defer or prevent a change in control of our company.

Certificate of Incorporation and Bylaw Provisions

Various provisions contained in our certificate of incorporation and bylaws could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock. These provisions:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•

authorize our board of directors to issue any authorized but unissued shares of common stock.  Subject to applicable stockholder approval requirements under the listing rules of the Nasdaq Stock Market LLC, such issuances could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise;

•

divide our board of directors into three classes of directors, with each class serving a staggered three-year term. As the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may make it more difficult to change the composition of the board of directors;

•

prohibit cumulative voting by stockholders in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

•

require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•

state that special meetings of our stockholders may be called only by (i) the Chairman of the board of directors, (ii) our Chief Executive Officer, (iii) the board of directors pursuant to a resolution adopted by a majority of the total number of then authorized directors (regardless of any vacancies then in existence), or (iv) the Chairman of the board of directors or our secretary upon written request of the holders of not less than 10% of our outstanding voting stock;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•

provide that certain provisions of our certificate of incorporation can be amended only by a vote of at least two thirds of the voting power of all then outstanding shares of voting stock, and that our bylaws can be amended only by (i) a vote of at least two thirds of the voting power of all then outstanding shares of voting stock or (ii) our board of directors;

•	allow our directors, not our stockholders, to fill vacancies on our board of directors; and

•	provide that the authorized number of directors may be changed only by resolution of the board of directors.

Majority Voting for Election of Directors

Our bylaws require, in uncontested elections, that each director be elected by the majority of votes cast with respect to such director. This means that the number of shares voted “for” a director nominee must exceed the number of shares affirmatively voted “against” the nominee in order for that nominee to be elected. If an incumbent director fails to receive a majority of the votes cast in an uncontested election, such incumbent director shall tender his or her resignation for consideration by our corporate governance and nominating committee. The corporate governance and nominating committee will then consider any such tendered resignation and will make a recommendation to the board of directors as to whether such tendered resignation should be accepted, rejected, or whether other action should be taken. The board of directors, within 90 days after the date on which certification of the stockholder vote on the election of directors is made, will publicly disclose (by press release and filing an appropriate disclosure with the SEC) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision. The corporate governance and nominating committee in making its recommendation and the board of directors in making its decision each may consider any factors or other information that they consider appropriate and relevant. A plurality voting standard will continue to apply in the event of a Contested Election (as defined in our bylaws).

Limitation on Liability and Indemnification of Directors and Officers

Our bylaws provide that our directors and officers will be indemnified by us to the fullest extent authorized by the DGCL or any other applicable law, against all expenses incurred in connection with their service for or on our behalf.

In addition to the indemnification provided by our bylaws, we have entered into agreements to indemnify our directors and certain executive officers. These agreements, among other things and subject to certain standards to be met, require us to indemnify these directors and officers for certain expenses, including attorneys’ fees and other expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any such person or on such persons’ behalf in any action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, including any action by or in our right, arising out of that person’s services as an officer or director of us, or by reason of the fact that such person is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. These agreements also require us to advance expenses to these officers and directors for defending any such action or proceeding, subject to an undertaking to repay such amounts if it is ultimately determined that such director or officer was not entitled to be indemnified for such expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Nasdaq Global Select Market

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol RECN.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust.